UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 6)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

bluebird bio, Inc.

(Name of Subject Company)

bluebird bio, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09609G 209

(CUSIP Number of Class of Securities)

Andrew Obenshain

President and Chief Executive Officer

bluebird bio, Inc.

455 Grand Union Boulevard

Somerville, Massachusetts 02145

(339) 499-9300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

R. Scott Shean

Andrew Clark

Brian R. Umanoff

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by bluebird bio, Inc., a Delaware corporation (“bluebird” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2025, relating to the tender offer by Beacon Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Beacon Parent Holdings, L.P., a Delaware limited partnership (“Parent”), to purchase all of the outstanding Shares in exchange for (i) $3.00 in cash per Share, subject to any applicable withholding taxes and without interest thereon (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $6.84 in cash, subject to any applicable withholding taxes and without interest thereon, payable upon the achievement of the milestone specified in, and subject to and in accordance with the terms and conditions set forth in, the Contingent Value Rights Agreement (the “CVR Agreement”) (the Closing Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2025, as amended. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.

Item 2. Identity and Background of Filing Person.

The bold and underlined language is added to and the struck through language is removed from the fourteenth paragraph under the heading entitled “Item 2. Identity and Background of Filing Person – Tender Offer” on page 4 of the Schedule 14D-9 is deleted and replaced with the following paragraphs:

A more complete description of the Merger Agreement can be found in the Offer to Purchase in Section 11 under the heading entitled “The Merger Agreement; Other Agreements – The Merger Agreement.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein (including the CVR Agreement) do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement and CVR Agreement, copies of which are filed as Exhibits (e)(1) and (e)(2), respectively, hereto and are incorporated herein by reference. The expiration time (the “Expiration Time”) of the Offer is one minute after 11:59 p.m., New York City time, on ~~May 2, 2025,~~May 12, 2025, unless the Offer is extended pursuant to and in accordance with the Merger Agreement. In the event that the Offer is extended pursuant to and in accordance with the Merger Agreement, then the term “Expiration Time” means such subsequent time.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs after the eighteenth paragraph under the heading “Item 2. Identity and Background of Filing Person – Tender Offer” on page 4 of the Schedule 14D-9:

On May 2, 2025, Carlyle, SK Capital and Parent announced that Merger Sub extended the expiration date of the Offer to one minute after 11:59 p.m., New York City time, on May 12, 2025. The Offer was previously scheduled to expire one minute after 11:59 p.m., New York City time, on May 2, 2025.

The depository for the Offer has advised Merger Sub that as of the close of business on May 1, 2025, approximately 936,791 Shares have been validly tendered and not properly withdrawn pursuant to the Offer.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit Number	Description

(a)(5)(R)	Press Release issued by Carlyle, SK Capital and Parent, dated May 2, 2025 (incorporated by reference to Exhibit (a)(5)(E) of the Schedule TO).

(a)(5)(S)	Letter to bluebird bio, Inc. Stockholders, dated May 2, 2025 (incorporated by reference to Exhibit (a)(5)(F) of the Schedule TO).

(a)(5)(T)	Email from Andrew Obenshain, Chief Executive Officer of bluebird bio, sent to employees, dated May 2, 2025.

(a)(5)(U)	Frequently Asked Questions, dated May 2, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

bluebird bio, Inc.

By:	/s/ Andrew Obenshain
Name:	Andrew Obenshain
Title:	President and Chief Executive Officer
Dated:	May 2, 2025